Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-205443 and 333-207893 on Form S-3, and Registration Statement No., 333-205415 on Form S-8 of our reports dated February 18, 2016, relating to the consolidated and combined financial statements of Columbia Pipeline Group, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s February 11, 2015 initial public offering of limited partner interests of Columbia Pipeline Partners LP and its spin-off from NiSource Inc. on July 1, 2015) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2015.
/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
February 18, 2016